Atlantica, Inc.

11450 SE Dixie Highway

Hobe Sound, Florida 33455

June 30, 2023

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Eric McPhee

Re: SEC Comment Letter dated June 28, 2023

Form 10K for the year ended December 31, 2022

File No. 000-24379

Dear Mr. McPhee,

This letter is in response to the above referenced SEC Comment Letter. We have filed an Amended Annual Report on Form 10K/A for the year ended December 31, 2022 for Atlantica, Inc., with the requested updated Independent Audit Report that conforms to AS 3101 from Haynie & Company.

Please let us know if you have any additional comments.

Very sincerely yours,

/s/ Alan Gordon

Alan Gordon